UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

2020 Robert Bourassa

Suite 200

Montreal, Québec

Canada

H3A 2A5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

CONTENTS

The following documents of the Registrant are submitted herewith:

PART I – FINANCIAL INFORMATION

		Page

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations	5

99.2	Unaudited Condensed Consolidated Balance Sheets as of September 27, 2025 and March 29, 2025	15

99.3	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 27, 2025 and September 28, 2024	16

99.4	Unaudited Condensed Consolidated Statements of Comprehensive (Loss) Income for the twenty-six week periods ended September 27, 2025 and September 28, 2024	17

99.5	Unaudited Condensed Consolidated Statement of Stockholders’ Equity (Deficiency) for the twenty-six week periods ended September 27, 2025 and September 28, 2024	18

99.6	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 27, 2025 and September 28, 2024	19

99.7	Notes to the Unaudited Condensed Consolidated Financial Statements	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

Date: December 5, 2025	By:	/s/ Katia Fontana
Vice President and Chief Financial Officer

PART I – FINANCIAL INFORMATION